Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Pre-Effective Amendment No. 5 to the Registration Statement (Form S-1) and related Prospectus of DARA BioSciences, Inc. for the registration of shares of its Series C-1 preferred stock, warrants and shares of common stock underlying the Series C-1 preferred stock and the warrants and to the incorporation by reference therein of our report dated February 4, 2014 with respect to the consolidated financial statements of DARA BioSciences, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ HORNE LLP

Ridgeland, Mississippi
May 22, 2014